Exhibit 99.1

Notice of our 2015 annual meeting of shareholders

You are invited to our 2015 annual meeting:

When

Friday, May 22, 2015

10 a.m. CST

Where

Cameco Corporation

2121 - 11th Street West

Saskatoon, Saskatchewan

Your vote is important

If you held Cameco common shares on March 24, 2015, you are entitled to receive notice of and to vote at this meeting.

You can vote in person at the meeting or by proxy.

See pages 5 through 10 of the attached management proxy circular for information about what the meeting will cover, who can vote and how to vote.

By order of the board of directors,

Sean Quinn

Senior Vice-President,

Chief Legal Officer and Corporate Secretary

Saskatoon, Saskatchewan

April 8, 2015

FOR MORE INFORMATION

Read about the business of the meeting beginning on page 5 of the attached management proxy circular.
The deadline for submitting a shareholder proposal for our 2016 annual meeting is January 11, 2016 and we require advance notice for nominating directors (see page 93 for details).
Access our 2014 annual report and other documents online:
• cameco.com
• sedar.com (SEDAR)
• sec.gov/edgar.shtml (EDGAR)
See page 93 for more information.

TOTAL COMMON SHARES OUTSTANDING

395,792,522	December 31, 2014
395,792,522	March 9, 2015
CST Trust Company is our transfer agent and registrar (see page 10 for details).